

September 13, 2012

Via E-mail
Mr. Ricardo Rodriguez Marengo
Chief Executive Officer
Provida Pension Fund Administrator, Inc.
Avenida Pedro de Valdivia 100, Providencia
Santiago, Chile

    Re: **Provida Pension Fund Administrator, Inc.**
              Form 20-F for Fiscal Year Ended December 31, 2011
              Filed April 27, 2012
              File No. 001-13406

Dear Mr. Marengo:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 18. Financial Statements
Notes to the Consolidated Financial Statements

Note 4. Accounting Policies
t. Risk Management Policy, page F-29

1. Direct us to the disclosure required by paragraph 34 of IFRS 7 for the mandatory investments or provide us proposed disclosure to be included in future periodic reports based on information provided internally to your key management personnel.

2. You refer to use of VaR in measuring and controlling the risks associated with Funds A-E. Please provide us the market risk disclosures required in paragraphs 40-42 of IFRS 7 as proposed disclosure to be included in future periodic reports.

Note 15.4 Fair value measurement, page F-49

3. Tell us your basis for classifying the Mandatory Investments as Level 1, that is, confirm that the funds are quoted in an active market.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant